ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

FINANCIAL INFORMATION

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet as of

March 31, 2006 and December 31, 2005

3

Condensed Consolidated Statements of Operations for the

three months ended March 31, 2006 and 2005 (unaudited)

4

Condensed Consolidated Statements of Cash Flows for the

three months ended March 31, 2006 and 2005(unaudited)

5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Nature of Business and Basis of Preparation and Presentation

Nature of Business

6

Financial Presentation

6

Earnings Per Share

6

Common Stock Issued

6

Operations

7

Other Information

7

Safe Harbor Statement

7

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

March 31, 2006   (Unaudited)

(Expressed in US Dollars)

	March 31, 2006 (Unaudited)	December 31, 2005 (audited)
ASSETS
Current Assets
Cash	$64,449	$3,602
Cash - restricted	1,000,000	1,000,000
Accounts receivable net of allowances
Trade	1,396,286	1,640,630
Other	59,425	109,435
Material and supplies inventory	47,425	326,573
Prepaid expenses	28,500	32,000
Assets held for resale	599,760	600,390
Total current assets	3,195,845	3,712,630

Proved Oil & Gas Properties (full cost method)
net of accumulated depletion of $19,802,643 and $19,404,018	6,748,876	6,679,977

Property and Equipment
net of accumulated depreciation of $2,310,360 and $2,274,260	620,072	655,337

Other Assets
Notes receivable	43,097	44,584

Total Assets	$10,607,890	$11,092,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,850,938	$2,767,071
Net liabilities of discontinued operations	192,359	192,359
Accrued expenses	200,578	353,400
Notes payable - banks	135,680	-
Current maturities of long-term debt	31,766	31,770
Total current liabilities	$3,411,321	$3,344,600

Long-Term Debt, less Current Maturities	218,063	225,131

Asset Retirement Obligations	872,907	866,749

Deferred income taxes	-	-

Stockholders’ Equity
Preferred stock, no par value, authorized-unlimited, issued – none
Common stock, no par value, authorized-unlimited,
issued 74,763,037 shares in 2006 and 74,763,307 in 2005	63,769,721	63,769,721
Less treasury stock – at cost	(98,870)	(97,798)
Foreign currency translation adjustment	(271,896)	(277,987)
Accumulated deficit	(57,293,356)	(56,737,888)
Total stockholders’ equity	6,105,599	6,656,048

Total Liabilities and Stockholders’ Equity	10,607,890	11,092,528

      “signed Robert Calentine”

“signed Allan Thorne”

Robert L. Calentine, Director and CEO

Allan C. Thorne, CFO

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in US Dollars)

	Period from January 1, 2006 to March 31, 2006 (Unaudited)	Period from January 1, 2005 to March 31, 2005 Restated (Unaudited)

REVENUE:
Oil and gas sales	$816,604	$582,214
Product and service revenues	300,084	124,458
Other Income	6,548	17,247
Total revenue	$1,123,236	$723,919

EXPENSES:
Oil and gas production	348,512	220,244
Operating expenses	233,946	128,240
General and administrative	649,010	592,217
Depreciation, Depletion and Accretion Expense	441,817	299,832
Stock Issued for Compensation	-	419,309
Total expenses	$1,673,285	$1,659,842

(LOSS) FROM CONTINUING OPERATIONS	(550,049)	(935,923)

OTHER
Interest and financing expense	(5,419)	(14,822)

NET (LOSS)	$(555,468)	$(950,745)

NET EARNINGS (LOSS) PER SHARE	$(0.01)	$(0.01)

WEIGHTED AVERAGE SHARES	$74,763,037	$73,250,567

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

(Expressed in US Dollars)

Period from January 1, 2006 to March 31, 2006 (Unaudited)		Period from January 1, 2005 to March 31, 2005 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$(555,468)	$(950,745)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Loss on sale of assets	-	-
Stock based compensation	-	419,309
Depreciation and depletion	435,659	292,617
Accretion expense	6,158	7,215
Cash flow from operations	(113,651)	(231,604)

Change in assets and liabilities net of effects from:
Accounts receivable	244,974	421,927
Accounts payable and accrued liabilities	(70,027)	(590,778)
Prepaid expenses	53,510	(47,500)
Other	285,788	-
Net cash provided by (used in) operating activities	400,594	(447,955)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(835)	-
Proceeds from sale of equipment	-	16,617
Proceeds from sale of oil and gas properties	-	-
Exploration and development cost capitalized	(467,524)	(1,457,747)
Net cash provided by (used by) investing activities	(468,359)	(1,441,130)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loan advances	135,680	-
Sale of common stock	-	950,533
Repayment of notes payable and long-term debt	(7,068)	(140,410)
Net cash provided by (used by) financing activities	128,612	810,123

NET INCREASE (DECREASE) IN CASH	60,847	(1,078,962)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,602	4,996,185

CASH AND CASH EQUIVALENTS - END OF PERIOD	$64,449	$3,917,223

SUPPLEMENTAL INFORMATION
Cash paid for interest	5,419	14,822

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

NATURE OF BUSINESS AND BASIS OF PREPARATION AND PRESENTATION

Nature of Business

Aspen Group Resources Corporation’s primary business focus is to build value through the development of its existing producing oil and gas properties by conducting an active exploitation program on these properties and pursuing the acquisition, development, and exploitation of oil and gas properties in both the United States and Canada that offer the potential for increased production while continuing to control cost.

Financial Statement Presentation

The Condensed Consolidated Financial Statements of Aspen Group Resources Corporation and Subsidiaries (collectively the "Company" or "Aspen") included herein have been prepared by Aspen without audit.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted U. S. accounting principles have been condensed or omitted, since Aspen believes that the disclosures included are adequate to make the information presented not misleading.  In the opinion of Management, the Condensed Consolidated Financial Statements include all adjustments consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows as of the dates and for the periods presented.  These Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto included for the fiscal year ended December 31, 2005.

Restricted Cash

The Company was required to place a $1.0 million dollar bond along with a court of appeal application to appeal a lawsuit decision.  The bond issuer required $1.0 million dollars cash as collateral.

EARNINGS PER SHARE

Diluted earnings per share for the three month period ending March 31, 2006 and 2005 are the same as basic earnings per share because the exercise of potentially dilutive securities would not have an effect.

COMMON STOCK ISSUED

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	74,763,037	$63,769,721	71,203,307	$62,656,769
Transactions during the period
Private Placement
Exercised Purchase Warrants	-	$-	3,560,000	$963,072
Issued for Stock Based Compensation	-	-	-	149,880

Balance, end of period	74,763,037	$63,769,721	74,763,037	$63,769,721

Notes Page 6

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

OPERATIONS

The Company's operations for the three month periods are carried on in the following geographic locations.

	US	Canada	Total
March 31, 2006
Total assets	2,102,879	8,505,011	10,607,890
Gross revenue	306,632	816,604	1,123,236
Net earnings (loss)	(502,864)	(52,604)	(555,468)
Earnings per share (loss)	(0.01)	(0.00)	(0.01)

March 31, 2005
Total assets	7,252,244	6,217,895	13,470,139
Gross revenue	141,705	582,214	723,919
Net earnings (loss)	(1,009,056)	58,311	(950,745)
Earnings (loss) per share	(0.01)	(0.00)	(0.01)

OTHER INFORMATION

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements, in this filing, and elsewhere (such as in other filings by Aspen Resources with the Commission, press releases, presentations by Aspen Group Resources Corporation or its management and oral statements) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unkown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen’s production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen’s ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.

Notes Page 7